SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003

or

[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission File Number: 000-32825

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

FRESH BRANDS DISTRIBUTING RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fresh Brands, Inc.
2215 Union Avenue
Sheboygan, Wisconsin 53081

The Exhibit Index is on page 16 of the sequentially numbered pages.

Page 1 of 19 pages

REQUIRED INFORMATION

The following financial statements and schedules of the Fresh Brands Distributing Retirement Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, are included within.

FRESH BRANDS DISTRIBUTING RETIREMENT SAVINGS PLAN

Financial Statements for the Years Ended December 31, 2003 and 2002, Supplemental Schedule as of December 31, 2003, and Reports of Independent Registered Public Accounting Firm

FRESH BRANDS DISTRIBUTING
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM	5-6
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	7
Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2003	8
Notes to Financial Statements	9-12
SUPPLEMENTAL SCHEDULE -
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2003	13-14

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of Fresh Brands
   Distributing Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Fresh Brands Distributing Retirement Savings Plan (the “Plan”) as of December 31, 2003, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in its net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
June 24, 2004

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Fresh Brands Distributing
   Retirement Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Fresh Brands Distributing Retirement Savings Plan (Plan) as of December 31, 2002. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Milwaukee, Wisconsin
June 20, 2003

FRESH BRANDS DISTRIBUTING
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Cash and investments:
Cash	$214,429	$51
Investments, at fair value	21,154,384	23,416,225
Participant loans	34,358	29,442

Total cash and investments	21,403,171	23,445,718
Receivables:
Employer contributions	217,232	584,990
Accrued interest	10,338	14,307

Total receivables	227,570	599,297

Total assets	21,630,741	24,045,015

LIABILIITES:
Due to brokers	74,782	--

NET ASSETS AVAILABLE FOR BENEFITS	$21,555,959	$24,045,015

See notes to financial statements.

FRESH BRANDS DISTRIBUTING
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

ADDITIONS:
Contributions:
Employer	$304,138
Participants	780,068
Rollover	41,600

Total contributions	1,125,806

DEDUCTIONS:
Investment (income) loss:
Interest and dividend income	(411,746)
Net depreciation in fair market value of investments	518,145

Total investment loss	106,399
Benefits paid to participants	3,480,079
Administrative fees	28,384

Total deductions	3,614,862

NET DECREASE	(2,489,056)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	24,045,015

End of year	$21,555,959

See notes to financial statements.

FRESH BRANDS DISTRIBUTING
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF THE PLAN

The following description of the Fresh Brands Distributing Retirement Savings Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan may be found in the Plan document.

General—The Plan is a defined contribution, discretionary profit sharing plan which covers all salaried, non-union employees of Fresh Brands Distributing, Inc. (the “Company”) who satisfy the Plan’s eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective March 1, 2003, the Company adopted an Employee Stock Ownership Plan ("ESOP") within the Plan. Under the new provisions, Plan participants have the option to elect to receive cash for any dividends paid on Company common stock within the Plan or to have the dividends reinvested in additional shares based on the current market price.

Eligibility—Employees become eligible to participate in the salary deferral and employer matching portion of the Plan after completing one hour of service. Employees become eligible to participate in the profit sharing provision of the Plan on the January 1 after the plan year in which the employee completes one year of credited employment, as defined. A participant must complete 1,000 hours of service in a plan year and be employed as of December 31 to receive a profit sharing contribution for that year.

Plan Administration—The Plan trustee is Marshall & Ilsley Trust Company (the “Trustee”). The Plan is administered by the Company which uses the services of the Trustee to maintain the individual participant accounts.

Contributions—Participating employees can elect to defer in whole percentages, up to 25%, of their annual compensation by means of a salary reduction agreement. Participants age 50 or older are allowed to make "catch-up" contributions, subject to Internal Revenue Code limitations. The Company is required to match elective deferrals to the Plan at a rate of 25% of the first 4% of annual compensation. In addition prior to 2003, the Company was required to make a contribution, defined as an employer basic contribution, to the Plan in the amount of 5% of the participants annual compensation, as defined. The Company could also make a discretionary contribution at the discretion of Plan management. Beginning in 2003, all contributions to the Plan are made on a discretionary basis. All contributions are subject to certain IRC limitations.

Vesting—Participants are immediately vested in their contributions, the Company’s matching contributions, and the actual earnings thereon. Vesting in the Company’s profit sharing contribution portion of their accounts, plus actual earnings thereon, is based on years of service according to the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Upon disability, death, and under certain retirement conditions, participants become fully vested in their account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures—At December 31, 2003 and 2002, forfeited nonvested accounts totaled $12,632 and $11,008, respectively. Forfeitures are used to reduce employer contributions.

Benefits—Vested balances can be distributed in either of two forms: (1) qualified joint and survivor annuities, or (2) lump-sum payments. Vested balances of less than $5,000 must be distributed in a lump-sum payment.

Participant Accounts—Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant balances or earnings, as defined.

Investment Options—Participants may direct their contributions to any one or any combination of the Plan’s investment funds. Employer matching contributions are invested in the same funds as the participant portion. Participants may change their investment elections quarterly. A description of each investment option is provided below:

M&I Stable Principal Fund—is a collective fund managed by M&I Investment Management Corp., with an objective to maintain safety of principal while generating a level of current income generally exceeding that of a money market fund. The Stable Principal Fund is primarily invested in traditional and synthetic investment contracts of banks and insurance companies.

M&I Growth Balanced Fund—is a collective fund managed by M&I Investment Management Corp. which seeks maximum potential total return, consistent with minimizing the overall volatility of the fund. The return objective over a business cycle is to exceed a benchmark fund of 40% Lehman Brothers’ Intermediate Government/Corporate Bond Index and 60% S&P 500 Equity Index.

M&I Aggressive Balanced Fund—is a collective fund managed by M&I Investment Management Corp. which seeks maximum potential total return, consistent with minimizing the overall volatility of the fund. The return objective over a business cycle is to exceed a benchmark fund of 20% Lehman Brothers’ Intermediate Government/Corporate Bond Index and 80% S&P 500 Equity Index.

Fresh Brands Stock Fund—is a unitized fund that seeks long-term capital growth. Dividend income is of secondary importance. The fund invests in Fresh Brands, Inc. (ticker symbol: FRSH) common stock and cash.

American Century International Growth Fund—is a collective fund managed by American Century Investment Management which seeks capital growth. The fund invests primarily in common stocks of foreign companies that meet certain fundamental and technical standards and have potential for capital appreciation.

MFS New Discovery Fund—is a collective fund managed by MFS Investment Management which seeks capital appreciation. The fund normally invests at least 65% of assets in equities of companies that the advisor believes have superior growth prospects, generally focusing on companies in the Russell 2000 Index.

Vanguard Index 500 Fund—is a collective fund managed by Vanguard Investment Management which seeks investment results that correspond to the price and yield performance of the S&P 500 Index.

M&I Diversified Income Fund—is a collective fund managed by M&I Investment Management Corp. Its objective is to achieve investment return primarily through production of income with capital appreciation as a secondary concern. The fund allocates a maximum of 30% of its assets to equity securities.

Davis New York Venture A Fund—is a collective fund managed by Davis Investment Management which seeks growth of capital. At least 70% of the Fund’s assets will be invested in common stocks and other equity-type securities, including convertible debentures, preferred stocks, convertible preferred stocks and warrants.

Strong Opportunity Fund—is a collective fund managed by Strong Investment Management which seeks capital growth. The fund concentrates on stocks of medium-sized companies, typically those stocks with smaller capitalization and higher risk.

Loans to Participants—A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 120 months. The interest rate is determined by the Plan administrator based on prevailing market conditions and is fixed over the life of the note. The interest rates for outstanding loans ranged from 4% to 9% and 7% to 9% as of December 31, 2003 and 2002, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Income Recognition—Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Investment Valuation—Investments, except for the M&I Stable Principal Fund, are reflected at values quoted at the valuation date. The fair value of the participation units in the common collective funds is based on the fair value of the underlying assets, as reported to the Plan by the Trustee. The M&I Stable Principal Fund is a common collective fund that invests in fully benefit-responsive investment contracts. The investments in this fund are stated at contract value which approximates fair value. Purchases and sales of transactions are recorded on a trade-date basis.

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts in the financial statements of the Plan.

Administrative Expenses—The Company pays all administrative expenses of the Plan except for the Trustee fees.

Estimates Used in the Preparation of Financial Statements—The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

3.	INVESTMENTS

The Trustee of the Plan, M&I Trust Company N.A., held the Plan’s investments and executed transactions therein.

The fair value of individual assets that represent five percent or more of the Plan’s net assets as of December 31, 2003 and 2002, are as follows:

	2003	2002
Fresh Brands, Inc. Common Stock*	$4,271,773	$9,732,536
Vanguard Index 500 Fund	4,360,986	3,187,589
M&I Stable Principal Fund*	3,059,002	4,704,444
M&I Aggressive Balanced Fund*	2,574,112	1,747,174
M&I Growth Balanced Fund*	1,526,280	1,138,084
Strong Opportunity Fund	1,577,707	--
*Party-in-interest

During 2003, the Plan’s investments (including investments bought, sold, and held during the year) (depreciated) appreciated in value as follows:

Net (depreciation) appreciation in fair market value
of investments:
Equity mutual funds	$1,874,932
Common collective fixed income funds	759,753
Fresh Brands, Inc. Common Stock	(3,152,830)

Net depreciation in fair market value of investments	$(518,145)

4.	RELATED PARTY TRANSACTIONS

The Plan periodically invests in common collective funds managed by the Trustee and in securities of the Company. All transactions between the Plan, the Company, the Trustee, and the participants are considered party-in-interest transactions.

At December 31, 2003 and 2002, the Plan held 388,343 and 623,783 shares, respectively, of common stock of Fresh Brands, Inc. the parent company of the sponsoring employer, with a cost basis of $3,020,996 and $3,920,974, respectively.

5.	INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 17, 2002, approving the Plan, as then designed, as qualified for tax-exempt status. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan remains qualified and the related trust is tax-exempt for the years ended December 31, 2003 and 2002.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED

PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

FRESH BRANDS DISTRIBUTING
RETIREMENT SAVINGS PLAN

FORM 5500 SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2003

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Cash	Cash	$ 214,429
Registered investment companies:
American Century Mutual Funds, Inc.	International Growth Fund	375,489
Davis New York Venture Fund, Inc.	Venture Fund A	994,093
MFS, Inc.	New Discovery A Fund	1,023,495
Vanguard Funds, Inc.	Index 500 Fund	4,360,986
Strong Investments, Inc.	Strong Growth Fund	730,103
Strong Investments, Inc.	Strong Opportunity Fund	1,577,707
Collective fixed income funds:
M&I Trust Company*	Stable Principal Fund	3,059,002
M&I Trust Company*	Growth Balanced Fund	1,526,280
M&I Trust Company*	Aggressive Balanced Fund	2,574,112
M&I Trust Company*	Diversified Income Fund	661,344
Employer-related investments:
Fresh Brands, Inc.*	Fresh Brands Common Stock	4,271,773
Loans to participants*	Participant loans, interest
	rates ranging from 4% to 9%	34,358

Total assets (held at end of year)		$21,403,171

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the Fresh Brands Distributing Retirement Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

FRESH BRANDS DISTRIBUTING RETIREMENT SAVINGS PLAN
By: Marshall & Ilsley Trust Company
Date: June 24, 2004	By: /s/ William Grow
Vice President

EXHIBIT INDEX

FRESH BRANDS DISTRIBUTING RETIREMENT SAVINGS PLAN

FORM 11-K

Exhibit No.	Exhibit	Page Number in Sequentially Numbered Form 11-K
(23.1)	Consent of Deloitte & Touche LLP	17
(23.2)	Consent of KPMG LLP	18
(32.1)	Certification	19